UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GRANDPARENTS.COM, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

386617 104
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 386617 104	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON Mel Harris
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 12,242,500 (See Item 4)
	6.	SHARED VOTING POWER 274,000 (See Item 4)
	7.	SOLE DISPOSITIVE POWER 12,242,500 (See Item 4)
	8.	SHARED DISPOSITIVE POWER 274,000 (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,516,500 (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1% (See Item 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 386617 104	13G	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON Mel Harris Declaration of Trust Dated June 6, 2002
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,637,500 (See Item 4)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,637,500 (See Item 4)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,637,500 (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0% (See Item 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00

CUSIP No. 386617 104	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer

Grandparents.com, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

589 Eighth Avenue, 6th Floor New York, New York 10018

Item 2(a).	Name of Person Filing

	(i)	Mel Harris
	(ii)	Mel Harris Declaration of Trust Dated June 6, 2002

Item 2(b).	Address of Principal Business Office or, if None, Residence

	(i)-(ii)	10800 Biscayne Blvd. Suite 750 Miami, Florida 33161

Item 2(c).	Citizenship

	(i)	United States
	(ii)	Florida

Item 2(d).	Title of Class of Securities

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number

386617 104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 386617 104	13G	Page 5 of 7 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

	(i)	12,242,500 (1) (2)
	(ii)	9,637,500 (3)

(b)	Percent of Class:

	(i)	9.1% (4)
	(ii)	7.0% (4)

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

		(i)	12,242,500 (1)
		(ii)	9,637,500 (3)

	(ii)	Shared power to vote or to direct the vote

		(i)	274,000 (2)
		(ii)	0

	(iii)	Sole power to dispose or to direct the disposition of

		(i)	12,242,500 (1)
		(ii)	9,637,500 (3)

	(iv)	Shared power to dispose or to direct the disposition of

		(i)	274,000 (2)
		(ii)	0

(1)	Includes (i) 2,105,000 shares of Common Stock, par value $.01 per share, of the issuer (“Common Stock”) held by the reporting person; (ii) 9,637,500 shares of Common Stock underlying warrants held by a trust of which the reporting person is the sole trustee and that are exercisable or will become exercisable within sixty (60) days; and (iii) 500,000 shares of Common Stock underlying options held by the reporting person that have vested or will vest within sixty (60) days.
(2)	Includes 274,000 shares of Common Stock held by the reporting person’s spouse.
(3)	Reflects shares of Common Stock underlying warrants held by the reporting person that are exercisable or will become exercisable within sixty (60) days.
(4)	Based on 127,699,492 shares of Common Stock outstanding as of November 4, 2014, according to the issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2014.

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

CUSIP No. 386617 104	13G	Page 6 of 7 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

/s/ Mel Harris
Mel Harris

Mel Harris Declaration of Trust Dated June 6, 2002

/s/ Mel Harris
Mel Harris, Trustee

CUSIP No. 386617 104	13G	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) is made and entered into as of February 13, 2015, by and between Mel Harris and the Mel Harris Declaration of Trust Dated June 6, 2002 (the “Filing Persons”). In accordance with Rule 13d-l(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Filing Persons hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Schedule 13D or Schedule 13G, and any and all amendments thereto and any other document relating thereto, required to be filed by them pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Filing Persons agrees that the information set forth in any such Schedule 13D or Schedule 13G and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or Schedule 13G or such amendment, to the best of such Filing Person’s knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in any such Schedule 13D or Schedule 13G or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Persons if any of the information set forth in any such Schedule 13D or Schedule 13G or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to any such Schedule 13D or Schedule 13G.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

/s/ Mel Harris
Mel Harris

Mel Harris Declaration of Trust Dated June 6, 2002

By:	/s/ Mel Harris
	Name:	Mel Harris
	Date:	Trustee